UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: January, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
January 30, 2008	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM APPOINTS MR. GARY SCHMID AS CEO
OF NEW NUTRACEUTICAL BUSINESS
LAVAL, QUEBEC, January 30, 2008 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) is pleased to announce that Mr. Gary Schmid will join Neurochem, effective February 4, 2008, and will serve as Chief Executive Officer (CEO) of the new business Neurochem has announced it is creating to develop and market nutraceuticals. Mr. Schmid joins the Company from Santé Naturelle A.G. Limited, the international manufacturers and marketers of Quebec’s market-leading Adrien Gagnon natural health brands. Mr. Schmid joined Santé Naturelle in May 2006 as Chief Operating Officer and was appointed President and CEO later that year. In addition, Mr. Schmid spent 20 years at Abbott Laboratories Ltd. in a variety of positions of ever-increasing responsibility in sales and marketing where, in 2005, he was appointed General Manager, Abbott Nutrition.
“We are excited to welcome Mr. Schmid who will lead the team responsible for the commercialization of our first nutraceutical product, homotaurine, developed to enhance memory and cognition. The launch of homotaurine is planned in Canada in the near future, with subsequent commercial activities in other territories expected soon thereafter,” said Dr. Francesco Bellini, Chairman, President and Chief Executive Officer of Neurochem. “Mr. Schmid’s long track record and world-class marketing credentials will help create a unique, branded nutraceutical product company,” he concluded.
As President and CEO of Santé Naturelle A.G., Mr. Schmid succeeded in developing and implementing that company’s strategies to support future growth expectations, which translated into significantly increasing sales in domestic and export business segments and in the launch of 35 new products within 12 months.
Before joining Santé Naturelle, Mr. Schmid held positions with Abbott Laboratories Ltd. (Canada), where he served between 1985 and 2006, initially as a financial analyst with what was to become Abbott’s nutrition division, and then rapidly moved into sales and marketing. Following a two-year assignment with Abbott International Ltd. in Chicago, Mr. Schmid returned to Canada in 1994 as National Sales Manager of the future nutrition division, progressed to a series of more responsible positions in marketing, including Marketing Director of Abbott’s Pharma Division, before being appointed General

Manager, Abbott Nutrition, in 2005. Mr. Schmid is a Commerce graduate of McGill University.
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to patients suffering from serious diseases.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.